Mail Stop 4561



      					May 24, 2006



Scott D. Peters
Chief Executive Officer
NNN Healthcare/Office REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA  92705

Re:	NNN Healthcare/Office REIT, Inc.
	Registration Statement on Form S-11
	Filed April 28, 2006
      File No. 333-133652

Dear Mr. Peters:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors when such materials become available. Sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.
2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
3. We note the cites to various sources found in your prospectus, such as the reference on page 47 to National Healthcare Expenditures
Projections by the U.S. Department of Health and Human Services. Please provide us with the cites supporting your disclosure. Please highlight the specific portions that support your disclosure.
4. We note that you reserve the right to reallocate the shares you are offering between the primary offering and the DRP. Please confirm to us that, should you raise the full amount of the offering currently allocated to the primary and intend to then allocate DRP shares to your primary offering, you will file a supplement notifying investors of this occurrence.
5. Please revise to relocate the information on page 1 to follow the summary.

Prospectus Cover Page
6. Please revise to include cover page risk factor disclosure addressing risks associated with your ability to leverage your debt up to 300% of the value of your net assets.
7. Please revise to include risk factor disclosure to the effect that you may borrow funds, sell assets, or use proceeds, to fund distributions.
8. Please revise the risk factor at bullet point two to clarify that this is a blind pool offering.
9. Please revise the risk factor at bullet point five to disclose the relationships that give rise to the conflicts, and to include the conflict that agreements with affiliates, including the advisory agreement, were not negotiated at arms-length.
10. Please revise to identify the "certain investors" who will not be charged selling commissions and marketing fees (or a portion thereof) with respect to shares sold in the primary offering.
11. Please revise the second to the last paragraph to clarify the affiliate relationship of NNN Capital Corporation, your dealer manager, both with respect to the REIT and to your advisor.
12. Please revise your proceeds table to state the amount of proceeds that will be available for investments after payment of fees and expenses associated with the offering. In this regard, we are uncertain why you have not included the due diligence reimbursement.
Please see Item 501(a)(3) of Regulation S-K.
13. We note that if you are unable to raise the minimum amount within one year, funds will be returned to investors within 10 days. Please revise to indicate that funds will be returned promptly to investors if you should fail to raise the minimum. We do not agree that 10 days meets the requirement found in Rule 10b-9(a)(1) of the Securities Exchange Act of 1934.
14. If there may be an extension of the 2007 deadline for achieving the minimum offering, please provide appropriate cover page disclosure.

Questions and Answers about this Offering - page 2
15. Please revise to delete the repetition between the Q&A and the summary section.

What is NNN Healthcare/Office REIT, Inc.?
16. Please revise to clarify that the diversified portfolio of properties referenced is conditioned upon the receipt of maximum offering proceeds.

What conflicts of interest exist between you and your advisor and its affiliates?
17. Please revise to specifically identify the officers and directors subject to conflicts of interest, as well as the affiliated entities subject to conflicts. Likewise, please identify the "other Triple Net programs" you reference in bullet point two with which allocation conflicts may arise. Consider the inclusion either here or in the prospectus summary of chart disclosure indicating the individuals subject to conflicts of interest, the related entities, and the positions of these individuals relative to the various entities subject to conflict.
18. Please revise the first bullet point to address how the officers of Triple Net will allocate their time between this and the other real estate programs with which they are involved, if known.

If I buy shares, will I receive distributions and how often?
19. Please revise to address tax aspects of distributions received, including distributions pursuant to your DRP.

Prospectus Summary - page 6
20. We note your statement that the summary is "not complete." While your summary is not expected to include the detailed disclosure appropriate to other portions of your document, it should be complete. Please revise to indicate that your summary highlights the material information in the prospectus.
21. Please revise to include brief disclosure with respect to the legal proceedings involving Triple New Properties that you reference on pages 19 and 116.

Summary Risk Factors - page 6
22. Please revise to add risk factor disclosure addressing the conflicts of interests experienced by your officers and non-independent directors associated with their serving also as officers and directors of your advisor, dealer manager, and affiliated entities.
23. Please revise the risk factor at bullet four to address the risk associated with the agreements between the REIT and the advisor and affiliated entities not being negotiated at arms-length.

Our Board of Directors - page 7
24. Please advise us whether you have identified the individuals to be named to the board of directors.

Our Operating Partnership - page 7
25. Please revise to briefly describe the nature of the subordinated interests provided the advisor in exchange for its initial investment of $200,000 in the operating partnership.

Terms of the Offering - page 8
26. Please revise to clarify that purchases by affiliates do not count towards the minimum share purchase requirement necessary to break escrow.

Our Structure - page 9
27. Please revise to more thoroughly illustrate the relationship among the REIT, its advisor, and the various affiliates of the advisor. We note, for example, Mr. Thompson`s interest in Triple Net
Properties, LLC, Triple Net Properties Realty, Inc., and NNN
Capital
Corporation. In this connection, please revise to disclose in separate boxes, the "Officers and Managers of the Sponsor" and any relationship among them and the other entities. Further, please revise to disclose the significance of the broken line connecting the
REIT with the Property Manager.

Compensation to the Advisor and its Affiliates - page 9

Offering Stage - page 9
28. Please revise here and throughout to clarify the nature of the services to be performed by the Advisor for the fee listed as "Organizational and Offering Expenses."
Liquidity Stage - page 11
29. We note that in the liquidity stage either your advisor or Realty will receive fees only if either provides a "substantial amount of services in connection with the sale of the property." Please advise us whether the word "substantial" has been defined, or is rather at the discretion of the board of directors.

Prior Investment Programs - page 12
30. We note your reference to the Prior Performance Summary and the
Prior Performance Tables in Appendix A to the prospectus relating to
Triple Net programs sponsored through December 31, 2004. Please revise to include data as of a more recent date, presumably December
31, 2005, or advise us why you believe it is appropriate not to do so.

Risk Factors - page 15

You may be unable to sell your shares because your ability to have your shares redeemed pursuant to our proposed share redemption program is subject to significant restrictions and limitations - page
15
31. Please revise your risk factor disclosure to clarify that the share redemption program may be terminated at any time subject to 10 days notice. Likewise, please clarify, as you state on page 13, that the board has the discretion to amend or modify any provision of the share redemption program at any time.
32. Please revise to include disclosure regarding the fact that liquidity may be affected by your ability to reallocate shares from the dividend reinvestment plan to the primary offering, insofar as the ability to redeem shares pursuant to the proposed share redemption program appears to be directly related to net proceeds received from the sale of shares under the DRIP.

Payments to our advisor related to its subordinated participation interest in our operating partnership will reduce cash available for distribution to our stockholders - page 16
33. Please revise to quantify the extent to which the advisor will receive distributions should any of the three named events occur.

You will not have the benefit of an independent due diligence review in connection with this offering which increases the risk of your investment - page 17
34. Please revise to more specifically identify the risk associated with the lack of independent due diligence.

We may structure acquisitions of property in exchange for limited partnership units in our operating partnership on terms that could limit our liquidity or our flexibility - page 18
35. Please revise to describe the "additional risks" to which an investment would be subject in the event that you enter into the acquisition/disposition of properties with entities managed by your advisor or its affiliates.

The ongoing SEC investigation of Triple Net Properties could adversely impact our advisor`s ability to perform its duties to us
-
page 19
36. We note your statement that Triple Net Properties believes that is has and intends to continue to cooperate fully with the SEC. Please remove this mitigating language.

Certain of our advisor`s management personnel face conflicts of interest relating to time management, and our results of operations may suffer as a result of these conflicts of interest - page 20
37. Please revise paragraph one to identify the members of your advisor`s management personnel who are subject to conflicts of interest. Please quantify the ownership interests in the other Triple
Net programs, and identify the programs which raise the potential for conflict.
38. Please revise to identify which of your officers are also officers of, limited partners in, and/or investors in other Triple Net programs. Please quantify the extent of their interest in these other programs, and identify the programs which raise the potential for conflict.





Our advisor will face conflicts of interest relating to its compensation structure, which could result in actions that are not necessarily in the long-term best interests of our stockholders. The distribution payable to our advisor upon termination of the advisory agreement may also influence decisions about terminating our advisor or our acquisition or disposition of investments. - page 21
39. Please revise to quantify, to the extent possible, the respective fees which may result in the advisor acting in a way not necessarily in the long-term best interests of stockholders.
40. Because of the length of this risk factor, and the potential for a significant distribution in the event that the advisory agreement is terminated, consider breaking out the risk associated with the termination of the advisory agreement as a separate risk factor under its own heading.

Risks related to investments in real estate - page 25

Changes in national, regional or local economic, demographic or real estate market conditions may adversely affect our results of operations and returns to our stockholders - page 25
41. To the extent possible, please revise both your heading and the final sentence of this risk factor to specify the adverse effect that would follow upon the changes in market conditions you have identified.

Uninsured losses relating to real estate may reduce your returns - page 26
42. The first sentence appears to be mitigating of the disclosure that follows. Please revise to remove it, or advise us why you believe it may appropriately be retained.

Certain of our properties may not have efficient alternative uses
-
page 28
43. Please revise the heading to identify the risk associated with the fact that certain properties you acquire may not have profitable uses apart from being specialized medical facilities.

Risks related to investments in real estate related securities -
page
32

We do not have substantial experience in making or acquiring mortgage loans or investing in real estate related securities, which may result in our real estate related securities investments failing to produce returns or incurring losses - page 32
44. Please clarify here and throughout whether you intend to engage in mortgage origination activities.

The CMBS in which we may invest are subject to several types of risk
- page 33
45. Please revise to indicate in the risk factor heading what a CMBS is.

Risks associated with debt financing - page 35

We will incur mortgage indebtedness and other borrowings, which may
increase our business risks, could hinder our ability to make distributions, and could decrease the value of your investment - page
35
46. Please revise to clarify, if true, that you have not yet identified any sources of debt financing. Please also revise your liquidity discussion to reflect the current lack of availability of the proceeds of any such debt financings.

The terms of joint venture agreements or other joint ownership arrangements into which we may enter could impair our operating flexibility and our results of operations - page 36
47. Please revise the final sentence of the final paragraph to briefly characterize the conflicts of interest that would exist were your venture partner or co-tenant an affiliate of the advisor.

To qualify as a REIT, we must meet annual distribution requirements, which may result in us distributing amounts that may otherwise be used for operations - page 38
48. Please revise the heading and the narrative discussion of the risk to clarify that you may borrow funds, sell assets or use proceeds from the offering to make distributions. We note your current disclosure that you may use funds that would otherwise be spent on acquisitions. Please clarify that these funds may be those raised in the offering.
49. The final sentence appears to go beyond the risk identified in the heading. Please revise to include this as a separate risk or include within the risk discussing the consequences of your failure to qualify as a REIT.

Legislative or regulatory action could adversely affect investors
-
page 40
50. Please revise to more specifically identify that the adverse effect you are discussing relates to taxation of stockholders.

Investment Objectives, Strategy and Criteria - page 44
51. Please revise to disclose whether or not there are objective criteria which the board would use in determining whether a change in your investment objectives would be advisable. If there are none, please revise to so state.

Investment Strategy - page 44
52. We note that you may invest up to 25% of your total assets in real estate related securities. Please revise to disclose, if applicable, whether the limitations imposed by the Investment Company
Act of 1940 will impinge upon this ability to invest in real estate related securities.

Change in Investment Objectives and Policies - page 55
53. Your statement at the conclusion of this paragraph that "Our investment objectives and policies may be altered by our board of directors without the approval of the stockholders" appears contradictory to disclosure in the second full paragraph on page 58 under "Duties of Directors" stating that, "Any change in our investment objectives must be approved by the stockholders." Please advise or revise. If, in fact, investment objectives can be changed absent shareholder approval, consider the inclusion of a risk factor discussing that possibility and the attendant risk to shareholders.

Compensation Table - page 70
54. We note from your disclosure in the prior performance section that "when Realty receives real estate commissions or disposition fees as part of the purchase or sale of a property, 75% of that commission is passed through to Triple Net Properties pursuant to an agreement between Triple Net Properties and Realty." Please disclose whether the same arrangement is in place, or is contemplated to be implemented, between the parties in this offering and revise the chart accordingly.
55. Please advise us why you have characterized the Subordinated Distribution upon Termination of the Advisory Agreement Without Cause noted at footnote 8 as compensation in the liquidity stage, as opposed to compensation in the operational stage.
56. We note that upon termination of the advisory agreement without cause your advisor will be entitled to a similar distribution to the subordinated distribution upon termination. However, it is unclear how that amount would be calculated. Please revise to clarify.

Conflicts of Interest - page 76

Competition - page 77, 78
57. Please advise us how conflicts relating to the employment of developers, contractors, or building managers will be reduced by Triple Net Properties making prospective employees aware of all such properties seeking to employ such persons. Likewise, please advise how Triple Net`s making purchasers or renters aware of all available properties will tend to reduce conflicts. Does Triple Net have any allocation procedures in place in order to reduce potential conflicts, in addition to the disclosure methods here described?

Legal Matters - page 154
58. In the interest of subject matter continuity, please revise to move the disclosure found at page 116 to immediately follow upon your discussion of legal matters.

Exhibit 5.1-Opinion of Venable, LLP
59. We are uncertain why counsel has included the assumption at numeral 6, page 3, since this appears to be a matter upon which counsel can opine. Please revise to omit the assumption, or advise us why counsel believes it may appropriately be retained.

Exhibit 8.1-Opinion of Alston & Bird LLP
60. We note your assumption that "the representations set forth in the Officer`s Certificate are true, accurate and complete as of the date hereof." Please have counsel revise to include the word
"factual" before the word "representations."

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Telewicz at (202) 551-3438, or Jorge
L.
Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or me at 202-
551-3780 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief

cc:	Lesley H. Solomon, Esq. (via facsimile)
	Alston & Bird LLP

Mr. Scott D. Peters
NNN Healthcare/Office REIT, Inc.
May 24, 2006
Page 11